File No. 70-9701

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 6
                        (Post-Effective Amendment No. 1)
                                       to
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                             SOUTHERN POWER COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

           Tommy Chisholm, Corporate Secretary and Assistant Treasurer
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                    (Names and address of agents for service)

        This Commission is requested to mail signed copies of all orders, notices and communications to:

                                 Gale E. Klappa
                         Executive Vice President, Chief
                         Financial Officer and Treasurer
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

        Cliff S. Thrasher                              John D. McLanahan, Esq.
 Vice President, Chief Financial                         Troutman Sanders LLP
      Officer and Treasurer                          600 Peachtree Street, N.E.
      Southern Power Company                                Suite 5200
    270 Peachtree Street, N.W.                      Atlanta, Georgia 30308-2216
      Atlanta, Georgia 30303


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                              INFORMATION REQUIRED

Item 1.  Description of Proposed Transactions.

         1.1 Background. The Southern Company ("Southern") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Southern Power Company ("Southern Power") is a public utility company subsidiary of Southern.

         By order dated December 27, 2000 (the "2000 Order"), the Securities and Exchange Commission (the "Commission") authorized Southern to form NewCo,1 a new subsidiary, and approved certain financing authority for NewCo. Under the 2000 Order, the Commission reserved jurisdiction over "sale/leaseback" transactions by NewCo pending completion of the record.

         In December 2000 and December 2001, Georgia Power Company ("Georgia Power"), a public utility company subsidiary of Southern, completed a series of transactions as described more fully below in Section 1.2 and substantially similar to the transactions for which authority is being requested hereby. Such prior transactions did not require Commission approval because the transactions did not involve the sale of a "utility asset" as defined by the Act. In December 2001, Georgia Power assigned all of its rights, titles and interests in the transactions to Southern Power and Southern Power assumed all of Georgia Power's rights, titles and interests. In June 2002, the Project (as defined below) became operational and is now, therefore, deemed to be a "utility asset."

         Therefore, Southern Power now requests that the Commission release jurisdiction over the "sale/leaseback" transactions of utility assets described below. Southern Power is not herein



_________________________________

1 NewCo is presently known as Southern Power Company, a Delaware corporation.



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requesting any other modification to the terms and conditions of the 2000 Order.

               1.2 The "Sale/Leaseback" Transaction. Southern Power has completed construction of, and owns, Units 6 and 7 at Georgia Power's Plant Wansley site in Heard County, Georgia ("Project"). Pursuant to a tax abatement agreement, ("Tax Abatement Agreement"), Heard County, Georgia ("County"), acting by and through its Board of Commissioners, the Board of Tax Assessors of Heard County, the Development Authority of Heard County ("Authority") and Southern Power have agreed to levelize and abate the property taxes due from Southern Power to the County over a period of approximately 20 years, as follows:

         a) Southern Power will sell an interest in the Project to the County in an amount equal to approximately $42,000,000 ("Sale Price"). To finance the purchase of such interest in the Project, the Authority will issue and sell its revenue bonds ("Revenue Bonds") to Southern Power (or its assignee) in the aggregate amount of the Sale Price.2 Since the Sale Price equals the cost of such Revenue Bonds, no money will be exchanged between Southern Power and the Authority.

         b) Simultaneously with the sale of the Project to the Authority, Southern Power will lease the Project back from the Authority for a term of approximately 20 years (the estimated useful life of the Project) pursuant to a lease agreement ("Agreement"), the substantial form of which is attached as Exhibit A-1. The Agreement provides for lease payments to be made by Southern Power at times and in amounts which correspond to the payments with respect to the

_________________________________________

2 In December 2000, the Authority issued $125,000,000 in Revenue Bonds. In December 2001, the Authority issued $265,000,000 in Revenue Bonds. After the Commission's approval, the Authority will issue $42,000,000 in Revenue Bonds. The aggregate amount of the Revenue Bonds previously issued and the Revenue Bonds contemplated hereby will be $432,000,000, the total cost of the Project.


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principal of and interest on the Revenue Bonds whenever and in whatever manner the same shall become due, whether at stated maturity, upon redemption or declaration or otherwise.

         c) The Agreement provides for lease payments to be deposited with a trustee ("Trustee") under an indenture between the Authority and the Trustee ("Trust Indenture"), the substantial form of which is attached as Exhibit A-2, and pursuant to which the Revenue Bonds will be issued and secured. Since Southern Power will make lease payments in the same amounts and at the same times that the Trustee will pay interest and principal on the Revenue Bonds to Southern Power, no lease payments or Revenue Bond payments actually will be paid by or to Southern Power. The Trust Indenture will provide for the specific terms of the Revenue Bonds, including a final maturity of January 1, 2023 and an interest rate of 5.00%. The Trust Indenture will also specify the term and details of the Revenue Bonds and will contain various provisions, covenants and agreements to protect the security of the bondholders, including the following:
(a) pledging and assigning the rents, revenues and receipts of the County derived from the Project to secure the payment of the Revenue Bond; (b) describing the redemption provisions and other features of the Revenue Bond; (c) setting forth the form of the Revenue Bond; (d) establishing the various funds and accounts to handle the Revenue Bond proceeds and revenues of the Project and setting forth covenants regarding the administration and investment of such funds and accounts by the trustee bank; (e) setting forth the duties of the trustee bank; (f) defining events of default and provisions for enforcing the rights and remedies of the bondholder in such events; and (g) restricting the issuance of additional bonds and the terms upon which the same may be issued and secured. The Agreement obligates Southern Power to pay the fees and charges of the Trustee.

         d) The Agreement permits Southern Power (or its assignee) to buy the Project back from the Authority for a nominal purchase price at the expiration (or earlier termination) thereof.


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         e) Accordingly, Southern Power is treated as the owner of the Project for financial accounting purposes and federal income tax purposes, and Southern Power is in fact the beneficial owner of, with full control over, the Project. As described herein, the Tax Abatement Agreement obligates Southern Power to make level property tax payments on the lease payments, plus a fee to the County.


Item 2.  Fees, Commissions and Expenses.

         The fees, commissions and expenses to be incurred in connection herewith are estimated to be approximately $40,000.


Item 3.  Applicable Statutory Provisions.

         Southern Power considers that Sections 9 and 12 of the Act and Rules 44 and 54 under the Act may be applicable to the proposed transactions. The acquisition of the Revenue Bonds by the Company are exempt pursuant to Section 9(c)(1) of the Act. Prior to becoming a utility asset, the "sale/leaseback" of the unimproved and partially improved property at the Plant Wansley site was not subject to the Commission's jurisdiction.

         To the extent that other sections of the Act or the rules thereunder are deemed to be applicable to the transactions described herein, such sections and rules should be considered to be set forth in this Item 3.

         Rule 54 Analysis: The proposed transaction is also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a


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subsidiary of a registered holding company if the requirements of Rule 53(a),
(b) and (c) are satisfied.

         Southern currently meets all of the conditions of Rule 53(a). At September 30, 2002, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $231.3 million, or 4.99% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), as of September 30, 2002 ($4.640 billion).3

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

Item 4.  Regulatory Approval.

         No state or federal regulatory agency, other than the Commission, has jurisdiction over the proposed transactions.


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3 As discussed in Southern's Application on Form U-1 (File No. 70-9727) relating to the spin-off of Mirant Corporation ("Mirant"), Southern and Mirant reorganized certain energy-related and FUCO activities and Mirant completed a tax-free distribution to Southern of these activities on March 5, 2001 (the "Mini-Spin"). On April 2, 2001, Southern completed the spin-off of its remaining ownership interest in Mirant to Southern's shareholders. Therefore, the four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GAMOG Lease, Inc. and NUON Lease, Inc.) obtained through the Mini-Spin are the only remaining FUCO investments held by Southern. Although Southern now owns all of the equity in these companies as a result of the Mini-Spin, Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to Southern Energy Finance Capital Corp. or to Southern Energy Finance Company,
Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $372,000,000 as of September 30, 2002. Furthermore, the only remaining EWG investment held by Southern after the spin-off is Southern Company-Florida LLC, which was organized during the first quarter of 2001.

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Item 5.  Procedure.

         Southern Power hereby requests that the Commission's order be issued as soon as the rules allow. Southern Power hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission, consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements.

         The following exhibits and financial statements are filed as a part of this Application/Declaration:

         (a)      Exhibits

                  A-1    - Form of Agreement.

                  A-2    - Form of Trust Indenture.

                  F      - Opinion of counsel.

         (b)      Financial Statements
         Financial statements for Southern Power have been omitted because they are not deemed to be material to or necessary for a proper disposition of the proposed transactions.

Item 7.  Information as to Environmental Effects.

         (a) The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.


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         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  December 16, 2002


                                          THE SOUTHERN COMPANY

                                          By: /s/Tommy Chisholm
                                                   Tommy Chisholm
                                                   Corporate Secretary and
                                                   Assistant Treasurer



                                          SOUTHERN POWER COMPANY

                                          By: /s/Tommy Chisholm
                                                   Tommy Chisholm
                                                   Secretary